Filed by Green Growth Brands Inc. (formerly Xanthic Biopharma Inc.)
pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Aphria Inc. (SEC File No.: 001-38708)
Form F-10 File No.: 333-229329

Green Growth Brands Inc. (“GGB”) has used or made available the following communication:

Exhibit 1. GGB Press Release, dated as of April 15, 2019.

Notice to United States Shareholders of Aphria Inc.

Green Growth Brands Inc. (“GGB”) has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-10 (which is not yet effective), a Tender Offer Statement on Schedule 14D-1F, a Notice of Variation and other documents and information. APHRIA INC. SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE TENDER OFFER STATEMENT, THE OFFER TO PURCHASE AND CIRCULAR AND THE NOTICE OF VARIATION AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and Aphria Inc. shareholders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov. In addition, documents filed with the SEC by GGB will be available free of charge from GGB. You should direct requests for documents to Kingsdale, 130 King St West, Suite 2950, Toronto, ON M5X 1K6, Toronto, North American Toll Free Phone: 1-866-851-3214, outside North America Phone: 416-867-2272.

This announcement is for informational purposes only and does not constitute an offer to buy or sell, or a solicitation of an offer to sell or buy, any securities. The offer to acquire securities of Aphria Inc. and to issue securities of GGB is made solely by, and subject to the terms and conditions set out in, the formal offer to purchase and takeover bid circular and accompanying letter of transmittal and notice of guaranteed delivery.

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This press release is for informational purposes only and does not constitute an offer to buy or sell, or a solicitation of an offer to buy or sell, any securities. The offer to acquire Aphria Shares and to issue securities of the Green Growth is made solely by, and subject to the terms and conditions set out in, the

Offer to Purchase and Circular, as varied by the Notice of Variation, and letter of transmittal and notice of guaranteed delivery. See also “Notice to U.S. Holders of Aphria Shares” below.

Green Growth Brands Files to Accelerate Expiration of Aphria Bid

GGB initiates 27.3 million share buyback from GA Opportunities which would result in the cancellation of 13% position

COLUMBUS, April 15, 2019 /CNW/—Green Growth Brands Inc. (“Green Growth” or the “Company”) (CSE: GGB) today announced that it has reached an agreement with Aphria Inc. (“Aphria”) to shorten the expiry time for acceptance of its formal offer (the “Offer”) to acquire all of the issued and outstanding common shares (the “Aphria Shares”) of Aphria (TSX: APHA and NYSE: APHA) from 5:00 p.m. (Toronto time) on May 9, 2019 to 5:00 p.m. (Toronto time) on April 25, 2019 (the “Expiry Time”).

The Company has also agreed to repurchase 27,300,000 of its common shares held by GA Opportunities Corp. (“GAOC”) for aggregate consideration of C$89 million, or a significantly discounted price of approximately C$3.26 per share (the “Repurchase”). The aggregate consideration will be paid through a combination of cash and a secured promissory note (the “Note”) payable in 6 months from the closing of the Repurchase. Green Growth has granted a security interest to GAOC to secure its obligations under the agreement relating to the Repurchase and the Note. GAOC will continue to hold 200,000 Green Growth shares following completion of the Repurchase, which shares will be subject to a 12 month lock-up agreement on customary terms with 16,666 shares released per month. As GAOC will hold less than 5% of the issued and outstanding Green Growth common shares on closing of the Repurchase (on a non-diluted basis), it will no longer have rights under the Nomination Rights Agreement with the Company.

The Company’s Repurchase of its common shares will allow for the elimination of the second largest block of its outstanding shares at a price that is significantly below the market price.

‘We are pleased to be buying back 27,300,000 shares owned by GA Opportunities significantly below the market price and the expected sale of our toehold position of 3 million shares of Aphria, all of which will benefit our shareholders,” said Peter Horvath, CEO of Green Growth Brands. “We are bringing our offer to an end on good terms with Aphria and are excited to turn our focus to our CBD personal care and retail cannabis businesses. We are actively continuing to review other partnerships and M&A opportunities to accelerate the build out of our company.”

The Company is entitled to shorten the time period for acceptance of the Offer as Aphria today issued a deposit period news release (within the meaning of National Instrument 62-104 – Take-Over Bids and Issuer Bids (NI 62-104)) stating “Aphria has agreed to reduce the initial deposit period of the bid to 92 days from January 23, 2019”. In connection with the acceleration of the Offer, Aphria and the Company have also agreed to a mutual 12 month standstill period and have agreed to enter into discussions involving a potential commercial arrangement between the parties. All other terms and conditions of the Offer remain unchanged.

A Notice of Variation with respect to the Offer will be filed with the Canadian securities regulators, will be mailed to holders of Aphria Shares and will be available for review on SEDAR at www.sedar.com. The Notice of Variation should be read in conjunction with the original offer to purchase and circular, dated January 22, 2019 (the “Offer to Purchase and Circular”) and the other documents accompanying the Offer to Purchase and Circular.

Both Green Growth and Aphria have determined that the accelerated expiry of the Offer is, in lieu of proceeding with the Offer for an extended period of time, in their respective best interests. Both Green Growth and Aphria agree that the proposed transaction, as described in more detail in the Notice of Variation, is superior to the Offer. If the Offer is successful, then the proposed transaction among Green Growth, Aphria and GAOC will terminate and not be completed.

Relief was granted to Green Growth on April 12, 2019 by the Ontario Securities Commission (the “Relief”) from certain formal requirements relating to issuer bids in connection with completing the Repurchase. The Repurchase is expected to occur in early May after the expiry of the Offer and is conditional on the satisfaction of the terms of the Relief, including that the price at which the Repurchase is completed is not greater than the market price of the common shares (calculated in accordance with NI 62-104). The Company has obtained written consents for the Repurchase from shareholders holding, in the aggregate, a majority of the outstanding voting shares of the Company, other than voting shares held by interested parties, related parties of interested parties and their joint actors.

The Board of Directors of the Company has received an opinion from the Company’s financial advisor that the Repurchase is fair, from a financial point of view, to the Company’s shareholders (other than GAOC).

Based on the closing price of $3.86 per Green Growth Share on the CSE as of April 12, 2019, the last trading day prior to the date of the Notice of Variation, the implied Offer Consideration would be $6.07 per Aphria Share (being a 54.8% discount to the Aphria Shares’ closing price of $13.41 on the Toronto Stock Exchange on April 12, 2019).

Advisors

Legal counsel to Green Growth was Norton Rose Fulbright Canada LLP and Canaccord Genuity Corp. was financial advisor for the Offer. Kingsdale Advisors was Green Growth’s strategic shareholder and communications advisor and depositary.

Cautionary Statement in Forward-Looking Information

This press release contains certain statements and information which constitute forward-looking statements or “forward-looking information” within the meaning of applicable securities laws, including “future-oriented financial information” with respect to prospective financial performance, financial position, cash flows and other financial metrics that are presented either as a forecast or a projection. Wherever possible, forward-looking information can be identified by the expressions “seeks”, “expects”, “intends”, “believes”, “estimates”, “will”, “plans”, “may”, “anticipates,” “target” and similar expressions (or the negative of such expressions). The forward-looking statements or forward-looking information are not historical facts, but reflect the current expectations of Green Growth regarding future results or events and are based on information currently available to it. The forward-looking events and circumstances discussed in this release include, but are not limited to, (i) the expiry of the Offer; (ii) the completion of the Repurchase; and (iii) the entering into of a commercial arrangement with Aphria. All material assumptions used in making forward-looking statements are based on Green Growth’s knowledge of its business and the business of Aphria, and, in some cases, information supplied by third parties, including the public disclosure made by the Company. Certain material factors or assumptions include, but are not limited to, (i) the current business conditions and expectations of future business conditions and trends affecting Green Growth and Aphria, including the U.S. and Canadian economies, the cannabis industry in Canada, the United States and elsewhere, and capital markets, and (ii) that there have been no material changes in the business, affairs, capital, prospects or assets of the Company, except as publicly disclosed by the Company before the date hereof. All forward-looking statements and forward-looking information in this press release are qualified by these cautionary statements. Green Growth believes that the expectations reflected in forward-looking statements and forward-looking information are based upon reasonable assumptions; however, Green Growth can give no assurance that the actual results or developments will be realized by certain specified dates or at all. Forward-looking statements and forward-looking information are subject to a number of risks and uncertainties that could cause actual results or events to vary materially from current expectations. In addition to risks noted elsewhere in this news release, material risks include, but are not limited to, (i) the risk that the proposed transaction involving Aphria and GAOC will not have the anticipated effect on Green Growth or its business or will not be consummated for any reason; (ii) the risk that the conditions to the Offer will not be met, or met on a timely basis, or that the transaction will not be consummated for any other reason, (iii) changes in general economic conditions in Canada, the United States and elsewhere, (iv) changes in operating conditions (including changes in the regulatory environment) affecting the cannabis industry, and (v) fluctuations in currency and interest rates, availability materials and personnel. Readers, therefore, should not place undue reliance on any such forward-looking information. Further, forward-looking statements and forward-looking information speaks only as of the date hereof. Green Growth disclaims any intention and assumes no obligation to update or revise any forward-looking statements or forward-looking information, even if new information becomes available, as a result of future events or for any other reason, except to the extent required by applicable securities laws.

Notice to U.S. Holders Aphria Shares

Green Growth has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-10 (the “Registration Statement”) under the United States Securities Act of 1933, as amended (together with the rules and regulations promulgated thereunder, the “U.S. Securities Act”) pursuant to the multi-jurisdictional disclosure system adopted by the United States, a Tender Offer Statement on Schedule 14D-1F (the “Tender Offer Statement”) under the United States Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “U.S. Exchange Act”), this Notice of Variation and other documents and information. Green Growth URGES INVESTORS AND APHRIA SHAREHOLDERS TO READ THE REGISTRATION STATEMENT, THE TENDER OFFER STATEMENT, THE ORIGINAL OFFER TO PURCHASE AND CIRCULAR, THIS NOTICE OF VARIATION AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE OFFER AND SALE OF GREEN GROWTH SHARES AS THOSE DOCUMENTS BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and Aphria Shareholders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov. In addition, documents filed with the SEC by Green Growth will be available free of charge from Green Growth. You should direct requests for documents to Kingsdale, 130 King St West, Suite 2950, Toronto, ON M5X 1K6, Toronto, North American Toll Free Phone: 1-866-851-3214, outside North America Phone: 416-867-2272. To obtain timely delivery, such documents should be requested no later than five (5) business days before the Expiry Time.

Green Growth is a foreign private issuer and permitted to prepare the offer to purchase and takeover bid circular and related documents in accordance with Canadian disclosure requirements, which are different from those of the United States. Green Growth prepares its financial statements in accordance with International Financial Reporting Standards applicable to Canadian public companies formulated by the International Accounting Standards Board, and they may be subject to Canadian auditing and auditor independence standards. These financial statements may not be comparable to the financial statements of United States companies.

Shareholders of Aphria should be aware that the disposition of their Aphria Shares and the acquisition of the Company’s shares may subject them to tax consequences both in the United States and in Canada. The Offer to Purchase and Circular may not describe these tax consequences fully. Aphria shareholders should read any tax discussion in the Offer to Purchase and Circular, and are also urged to consult their tax advisors.

The enforcement by Aphria Shareholders of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that Green Growth was amalgamated under the Laws of Ontario, and Aphria was amalgamated under the Laws of Ontario, that some or all of their respective officers and directors may be residents of a foreign country, that some or all of the experts named herein may be residents of a foreign country and that all or a substantial portion of the assets of Green Growth and Aphria and said persons may be located outside the United States. Aphria Shareholders may not be able to sue Green Growth or Aphria or their officers or directors in a foreign court for violations of U.S.

securities laws. It may be difficult to compel Green Growth or Aphria or their respective affiliates to subject themselves to the jurisdiction of a court in the United States or to enforce a judgment obtained from a court of the United States.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATOR HAS OR WILL HAVE APPROVED OR DISAPPROVED GREEN GROWTH’S SHARES OFFERED IN THE OFFERING DOCUMENTS, OR HAS OR WILL HAVE DETERMINED IF ANY OFFERING DOCUMENTS ARE TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

GREEN GROWTH’S SHARES HAVE NOT BEEN REGISTERED OR OTHERWISE QUALIFIED FOR OFFER AND SALE IN CERTAIN U.S. STATES WHERE HOLDERS OF APHRIA SHARES RESIDE AND NO SUCH OFFER TO SELL OR SALE, OR SOLICITATION OF AN OFFER TO BUY MAY BE MADE IN SUCH U.S. STATES.

Aphria shareholders should be aware that, during the period of the Offer, Green Growth or its affiliates, directly or indirectly, may bid for or make purchases of the securities to be distributed or to be exchanged, or certain related securities, as permitted by applicable laws or regulations of Canada or its provinces or territories.

For further information: Media Contact: Ian Robertson, Executive Vice President, Communication Strategy, Kingsdale Advisors, Direct: 416-867-2333, Cell: 647-621-2646, Email: irobertson@kingsdaleadvisors.com; Investor Contact: Peter Horvath, CEO, Green Growth Brands Inc., Phone: 614-508-4222